Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton HM 12 Bermuda	Tel +411 294 3309 www.brookfieldpropertypartners.com

September 16, 2016

Via EDGAR

Jennifer Monick

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, DC 20549

Re:	Brookfield Property Partners L.P.
Form 20-F for the fiscal year ended December 31, 2015
Filed March 17, 2016
File No. 001-35505

Dear Ms. Monick:

Thank you for your letter dated August 29, 2016 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of the service provider to Brookfield Property Partners L.P. (the “company”), I am replying to the comments raised by the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the company.

The company responds to your comments (which we have repeated below in italics) as follows:

Form 20-F for the year ended December 31, 2015

Financial statements analysis, page 60

1.	We note your disclosure of certain assumptions used in your valuation of your investment properties and that these assumptions appear to be Level 3 unobservable inputs. In future periodic filing, please include a sensitivity analysis of material assumptions based on reasonably likely changes. Please provide us an example of your proposed disclosures.

The company proposes to add the following disclosure effective in our Form 20-F for the year ended December 31, 2016:

“The partnership measures and records commercial properties using internally prepared valuations. Fair values are most sensitive to changes in rate assumptions or variability of cashflows. The partnership determines the fair value of each commercial property by undertaking one of two accepted income approach methods: (i) a discounted cash flow model whereby expected future cash flows are discounted, generally over a 10 year term, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or (ii) a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which the partnership determines using external information and observable conditions, where possible, in conjunction with internal analysis. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cashflows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

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As of December 31, 2016, X% of our commercial properties were valued using the discounted cash flow model, representing $X.X billion, and X% were valued using the direct capitalization method, representing $X.X billion. For commercial properties valued using the discounted cash flows method, a 5 basis point change in the discount rate will impact the fair value of commercial properties by $XX million or X.X%, at December 31, 2016, respectively. For commercial properties valued using the direct capitalization method, a 5 basis point change in the capitalization rate will impact the fair value of commercial properties by $XX million or X.X% at December 31, 2016.”

Segment performance, page 68

2.	We note your disclosure of NOI from your unconsolidated properties, which is presented on a proportionate basis. In future filings, please:

a.	Include a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS;
b.	Include a statement disclosing the reasons why you believe this measure provides useful information to investors; and
c.	Clarify what is meant by proportionate basis.

Refer to Item 10(e) of Regulation S-K. Please provide us an example of your proposed disclosure. Alternatively, tell us why you believe it is unnecessary to include such information in future filings.

The company proposes to include a reconciliation of NOI from unconsolidated properties and unconsolidated fair value gains, net to share of net earnings from equity accounted investments in its reconciliation of non-IFRS measures for each segment. The following table is an example of the company’s proposed disclosure for the retail segment for the years ended December 31, 2015, 2014 and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
NOI from unconsolidated properties	$738	$729	$583
Fair value gains, net from unconsolidated investments	113	575	172
Less: Other(1)	(291)	(290)	(268)
Share of net earnings from equity accounted investments	$560	$1,014	$487
(1)	Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

In addition, the company proposes to include the following disclosure in Item 5. Operating and Financial Review and Prospects – 5.A. Operating Results – Basis of Presentation:

“The partnership presents certain financial information on a proportionate basis. Financial information presented on a proportionate basis provides further information on the financial performance and position of the partnership as a whole, including certain investments which are accounted for under the equity method. The partnership believes that proportionate financial information assists analysts and investors in determining the partnership’s economic interests in its consolidated and unconsolidated investments. The proportionate financial information reflects the financial position and performance of the partnership’s economic ownership of each investment that the partnership does not wholly own.

This proportionate information is not, and is not intended to be, a presentation in accordance with IFRS. Other companies may calculate their proportionate financial information differently than the partnership, limiting its usefulness as a comparative measure. As a result of these limitations, the proportionate information should not be considered in isolation or as a substitute for the partnership’s financial statements as reported under IFRS.”

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Notes to the consolidated financial statements, page F-10

Note 13. Other Non-Current Assets, page F-39

e) Intangible Assets, page F-40

3.	Please revise future filings to include disclosures required by paragraphs 118 and 122(a) of IAS 38, or tell us how you determined these disclosures are not necessary. Within your response, please provide us an example of your proposed disclosures.

The company proposes to include the following additional disclosures on intangible assets:

a.	The gross carrying amount and any accumulated amortization (aggregated with accumulated impairment losses) (IAS 38:118(c)):

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Cost	$1,428	$409
Accumulated amortization and impairment losses	(107)	(102)
Intangible assets	$1,321	$307

b.	Reasons supporting the assessment of an indefinite useful life and the carrying amounts for intangible assets assessed as having an indefinite useful life (IAS 38:122(a)):

“The trademark assets of Center Parcs UK had a carrying amount of $1,038 million as of December 31, 2015. They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets acquired as part of the historical acquisitions of Atlantis and Hard Rock Hotel and Casino. At December 31, 2015, intangible assets with carrying values of $161 million and $47 million, respectively, were determined to have an indefinite useful life. These assets consisted primarily of trademark rights for these two properties granted under perpetual licenses. The business models of the Atlantis and Hard Rock Hotel and Casino are not subject to technological obsolescence or commercial innovations in any material way.”

The company believes the disclosures required per IAS 38:118(a) and IAS 38:118(e) are included in the existing tables in Note 13, Other Non-current Assets – e) Intangible Assets. The disclosures required in IAS 38:118(b) and (d) are included in Note 2, Summary of Significant Accounting Policies – l) Intangible assets.

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Note 38. Segment information, page F-66

c) Reportable segment measures, page F-67

4.	Please tell us how you complied with paragraph 28(b) of IFRS 8, or tell us how you determined it was not necessary to provide a reconciliation of company FFO to Income before income taxes.

The company acknowledges the Staff’s comment and notes that beginning with the first quarter of 2016, the partnership’s segment reporting no longer includes company FFO. The company includes a reconciliation of FFO to net income as the company allocates income tax expense to reportable segments.

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The company, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ Bryan K. Davis

Bryan K. Davis

Chief Financial Officer

Brookfield Property Group LLC

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